UNITED STATES	OBM APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144	OMB Number: 3235-0101 Expires: September 30, 1995 Estimated average burden hours per response.....2.0
SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.	CRISP NUMBER
1 (a) NAME OF ISSUER (Please type or print) TELEPHONE AND DATA SYSTEMS, INC.	(b) IRS IDENT. NO. 36-2669023	(c) S.E.C. FILE NO. 001-14157	WORK LOCATION
1 (d) ADDRESS OF ISSUER STREET 30 N. LASALLE ST., STE. 4000	CITY CHICAGO	STATE IL	ZIP CODE 60602	(e) TELEPHONE NO. AREA CODE NUMBER (312) 630-1900
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD George L. Dienes	(b) SOCIAL SECURITY NO. OR IRS IDENT. NO. N/A	(c) RELATIONSHIP TO ISSUER Vice President Corporate Development	(d) ADDRESS STREET 30 N. LaSalle St., Ste. 4000	CITY Chicago	STATE IL	ZIP CODE 60602
INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS. Identification Number and the S.E.C File Number.

3 (a) Title of the Class of Securities To be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3 (d))	(e) Number of Shares or Other Units Outstanding (See Instr. 3 (e))	(f) Approximate Date of Sale (See instr. 3 (f)) (MM DD YY)	(g) Name of Each Securities Exchange (See instr. 3 (g))
COMMON	Smith Barney Citigroup 10 South Wacker Drive, Suite 2800 Chicago, IL 60606		5,120	$340,480	50,589,000	2/5/04	AMEX

INSTRUCTIONS
1.		3.
a)	Name of Issuer	a)	Title of the class of securities to be sold
b)	Issuer's I.R.S. Identification Number	b)	Name and address of each broker through whom the securites are intended to be sold
c)	Issuer's S.E.C. file number, if any	c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
d)	Issuer's address, including zip code	d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this
e)	Issuer's telephone number, including area code		notice

2.		e)	Number of shares or other units of the class outstanding, or if debt securites the face amount thereof outstanding,
a)	Name of person whose account the securities are to be sold		as shown by the most recent report or statement published by the issuer
b)	Such person's Social Security or I.R.S identification number	f)	Approximate date on which securities are to be sold
c)	Such person's relationship to the issuer (e.g. officer, director, 10% stockholder, or member of immediate family	g)	Name of each securities exchange, if any, om which the securities are intended to be sold or any of the foregoing)
d)	Such person's address, including zip code

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securites to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
COMMON	2/5/04	EXERCISE OF EMPLOYEE STOCK OPTIONS	TELEPHONE AND DATA SYSTEMS, INC.	5120	2/5/04	(1)

INSTRUCTIONS:    If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment period.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
None

REMARKS: (1) Personal Funds

INSTRUCTIONS: See the definition of "person" in paragraph (a) of Rule 144. Information is to be given only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.	ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operation of the Issuer of the securities to be sold which has not been publicly disclosed.

/s/ GEORGE DIENES

DATE OF NOTICE	SIGNATURE

The notice shall be given by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION:   Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SEC 1147 (10/90)